Goodwin Procter LLP Three Embarcadero Center, 28th Floor San Francisco, CA 94111 goodwinlaw.com +1 (415) 733-6000

July 26, 2023

VIA EDGAR

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attention:	Li Xiao
Vanessa Robertson
Lauren Hamill
Joe McCann

Re:	Vascular Biogenics Ltd.
Amendment No. 1 to Registration Statement on Form S-4
Filed June 30, 2023
File No. 333-271826

Ladies and Gentlemen:

This letter is submitted on behalf of Vascular Biogenics Ltd. (“VBL”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to VBL’s Registration Statement on Form S-4 (File No: 333-271826), initially filed on May 11, 2023 and refiled on June 30, 2023 (the “Registration Statement”), as set forth in the Staff’s letter dated July 19, 2023 (the “Comment Letter”). VBL is concurrently submitting Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 2. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

Amendment No. 2 to Registration Statement on Form S-4 filed June 30, 2023

Q: Why am I being asked to approve the Proposed VB-601 Asset Sale?, page viii

1.	Consistent with your disclosure on page 163, please revise pages viii and 102 to explain the reasons why the VBL Board determined that a non-binding offer for the VB-601 Asset received prior to execution of the letter of intent with Wellbeing was “not actionable.”

RESPONSE: VBL acknowledges the Staff’s comment and has revised the disclosure on pages viii and 102 of Amendment No. 2 to address the Staff’s comment.

U.S. Securities and Exchange Commission

July 26, 2023

2.	Please revise to clarify why it is important from the perspective of VBL shareholders that VBL execute the asset sale agreement prior to closing the Merger. In this regard it is unclear what consideration VBL shareholders stand to receive pre-Merger that they won’t receive post-Merger. Also, clarify the value of the referenced consideration.

RESPONSE: VBL acknowledges the Staff’s comment and has revised the disclosure on pages viii, 113 and 163 of Amendment No. 2 to address the Staff’s comment.

What is the Quorum Requirement?, page x

3.	Please revise to clarify (i) the quorum required to hold the VBL special meeting and (ii) the quorum requirement under Nasdaq rules. In this regard, your disclosures on pages x and 99 indicate that VBL’s existing quorum is two shareholders holding at least 33 1/3% of the outstanding VBL Ordinary Shares whereas your disclosure on page 273 indicates that VBL’s quorum is two shareholders holding 25%. Also, your disclosure on page x indicates that the Nasdaq quorum requirement is two shareholders holding at least 33 1/3% whereas Proposal 4, if enacted, would set the quorum at only one shareholder holding 33 1/3%. In light of the above, please tell us whether VBL’s existing and proposed quorum provisions satisfy Nasdaq’s requirements.

RESPONSE: VBL acknowledges the Staff’s comment and has revised the disclosure on pages x, 99 and 273 of Amendment No. 2 to address the Staff’s comment. VBL supplementally advises the Staff that it is seeking shareholder approval to amend its quorum requirement specifically to comply with applicable Nasdaq rules in light of its loss of “foreign private issuer” status as of January 1, 2023.

Background of the Merger, page 101

4.	Your disclosure on page 102 appears to indicate that Wellbeing submitted a non-binding offer to purchase the VB-601 Asset during the August 15, 2022 to December 15, 2022 timeframe. If so, please revise to disclose the material terms of this offer and any other offers made by Wellbeing during 2022 and 2023.

RESPONSE: VBL acknowledges the Staff’s comment and advises the Staff that it has revised and updated the disclosure on page 102 of Amendment No. 2 to reflect the timing of Wellbeing’s non-binding offer. As disclosed in Amendment No. 2, the only offer made by Wellbeing was in June 2023.

Related Party Transactions, page 163

5.	We note your disclosure that Wellbeing intends to recruit Prof. Harats, Dr. Feige, and Mr. Backenroth as investors and partners to manage the new company and develop the VB- 601 Asset. Please revise this section, as well as the Background and Q&A sections, as applicable, to describe the contacts and negotiations involving Wellbeing and the three VBL executive officers relating to the VB-601 Asset and/or the new company. Discuss the substance of these negotiations. Identify the person who initiated the contacts or negotiations. Disclose the timing of these contacts and negotiations relative to Wellbeing’s initial offer and its Asset Sale negotiations with Mr. Kozin. Also, clarify the status of the recruitment negotiations.

RESPONSE: VBL acknowledges the Staff’s comment and has revised the disclosure on pages viii, 5 and 163 of Amendment No. 2 to include supplemental disclosures regarding the material contacts and negotiations with Wellbeing in response to the Staff’s comment. VBL respectfully advises the Staff that it believes that all material information necessary for a non-binding advisory vote has been provided to shareholders in Amendment No. 2. VBL respectfully submits that providing further additional detailed disclosure regarding the background and negotiation (which is ongoing) of the proposed disposition of the VB-601 Asset would not provide any more meaningful information to shareholders, and could potentially frustrate and thwart any further efforts to dispose of the VB-601 Asset prior to the Merger. VBL respectfully notes for the Staff that the VB-601 Asset is an immaterial early stage, pre-clinical asset and, as disclosed on page 163 of Amendment No. 2, Notable has represented that it does not intend to develop or market the VB-601 Asset after the closing of the Merger. Accordingly, and as disclosed in Amendment No. 2, the VBL board of directors believes to be in the best interests of VBL’s shareholders given the potential positive impact on VBL Net Cash for purposes of determination of the Exchange Ratio.

U.S. Securities and Exchange Commission

July 26, 2023

VB-601 Offer, page 163

6.	We note your disclosures describing the differences between the VB-601 Initial Offer and the VB-601 Offer. Please revise to explain which party sought these revised terms and the reason(s) they did so. Also clarify whether the parties negotiated the upfront payment amount.

RESPONSE: VBL acknowledges the Staff’s comment and has revised the disclosure on pages viii, 113, 126, 163, 173, 211, 250 and 255 of Amendment No. 2 to reflect the Staff’s comment.

7.	Please revise to explain whether the parties continue to negotiate the Asset Sale agreement and whether they intend to execute such an agreement in advance of the Special Meeting. As applicable, disclose whether Israeli law requires shareholder approval for a sale agreement or whether approval of a non-binding term sheet is sufficient.

RESPONSE: VBL acknowledges the Staff’s comment and has revised the disclosure on pages viii, 113 and 163 of Amendment No. 2 to reflect the Staff’s comment. The parties plan to negotiate a definitive agreement to be executed after the shareholder vote and on or about the closing of the Merger. The Asset Sale does not require shareholder approval under Israeli Law.

U.S. Federal Income Taxation of U.S. Holders of VBL Securities, page 166

8.	We note your revised disclosure in response to prior comment 5 and reissue in part. Please have counsel revise its opinion so that it does not assume VBL’s past and current PFIC status. Alternatively, to the extent that there is significant doubt about the tax consequences of the transaction because the PFIC principles and methodologies are unclear and/or subject to varying interpretation, then counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty. If so, then please have counsel substantially revise the tax opinion and also revise the Q&A, Summary risk factor, and risk factor sections to set forth the risks to VBL holders of the uncertain tax treatment. For guidance, refer to Staff Legal Bulletin No. 19 (Oct. 14, 2011).

RESPONSE: VBL acknowledges the Staff’s comment and has revised the disclosure on pages 44 and 168 of Amendment No. 2 to remove the statement that “Goodwin Procter LLP cannot provide an opinion on the status of any entity under the PFIC rules and there can be no assurance that VBL will not be treated as a PFIC for the current or any future taxable year” in response to the Staff’s comment. However, VBL respectfully advises the Staff that as VBL’s PFIC status depends on the composition of VBL’s income and the composition and value of VBL’s assets (which may be determined in part by reference to the market value of VBL Ordinary Shares, which may be volatile) between the start and end of VBL’s current taxable year (which should end on the day immediately preceding the yet to be determined closing date of the Merger), VBL cannot determine its current PFIC status until after the closing date of the Merger and there can be no assurance that VBL will not be considered a PFIC for the current taxable year.

U.S. Securities and Exchange Commission

July 26, 2023

Clinical Validation, page 192

9.	We note your revisions made in response to prior comment 10. Please revise the disclosure on page 192 to clarify that clinical response rates do not indicate that patients were cured of the condition.

RESPONSE: VBL acknowledges the Staff’s comment and has revised the disclosure on page 192 of Amendment No. 2 to reflect the Staff’s comment.

10.	Please provide a brief explanation of the terms “bootstrapping” and “confidence interval.”

RESPONSE: VBL acknowledges the Staff’s comment and has revised the disclosure on page 193 of Amendment No. 2 to reflect the Staff’s comment.

Therapeutic Product Development

Volasertib, page 194

11.	We note that your revisions to this section in response to prior comment 11 appear to be inconsistent with disclosure on page 60 indicating that FDA has generally required companion diagnostics to obtain “Premarket Approval” for the diagnostic. Please revise page 196 to reconcile your disclosures and highlight the risk that the FDA will require the approval of a companion diagnostic in order for you to market volasertib.

RESPONSE: VBL acknowledges the Staff’s comment and has revised the disclosure on page 196 of Amendment No. 2 to reflect the Staff’s comment.

12.	We note your revisions in response to prior comment 13. With reference to your discussion of toxicity, please address the following:

●	define medical terms such as “febrile neutropenia,” “neutropenia,” and “infections and infestations;”
●	briefly explain references to “CTCA grades” and clarify, if true, that treatment-related events classified as grades 3-5 are serious adverse events; and
●	with respect to the seven early-stage trials you reference on page 195, confirm that you have disclosed all treatment-related serious adverse events and quantified the number of incidents (or lack thereof), as opposed to the “most commonly observed” categories.

RESPONSE: VBL acknowledges the Staff’s comment and has revised the disclosure on pages 194 and 195 of Amendment No. 2 to reflect the Staff’s comment.

Liquidity and Capital Resources, page 223

13.	We note your revised disclosures in response to prior comment 16. With reference to the pro forma presentation on page 252, we note that the revised disclosures on page 223 only address a small portion of the proceeds that will be available to pursue Notable’s business. Accordingly, please revise to disclose Notable’s plan for the cash that will be available.

RESPONSE: VBL acknowledges the Staff’s comment and has revised the disclosure on page 223 of Amendment No. 2 to reflect the Staff’s comment.

U.S. Securities and Exchange Commission

July 26, 2023

Unaudited Pro Forma Condensed Combined Financial Information

Notable Pre-Closing Financing, page 250

14.	You disclose on page 257 that investors under Notable pre-closing financings will receive 188,831,813 VBL Ordinary Shares upon merger. Given the exchange ratio of 2.2482, this would equate to approximately 83,992,444 shares of Notable equity. Please include a reconciliation to the total 188,831,813 VBL Ordinary Shares that includes the 6,118,198 shares of Series D-1 Preferred Stock and the 5,891,911 shares of Series D-2 Preferred Stock disclosed on page F-67 and include the conversion ratio for the Notable preferred stock to Notable common stock. In addition, explain why there is not a pro forma adjustment to eliminate the fair value change for the SAFEs in your interim March 31, 2023 pro forma statement of operations similar to the elimination of the gain on change in fair value of Notable preferred stock warrant liability.

RESPONSE: VBL acknowledges the Staff’s comment and has revised the disclosure on page 257 of Amendment No. 2 to reflect the Staff’s comment, including modifying the pro forma adjustment to remove the profit and loss impact from the change in fair value of the SAFEs.

Unaudited Pro Forma Condensed Combined Statement of Operations - For The Three Months Ended March 31, 2023, page 257

15.	We note your response to our prior comment 18 and the revisions made. Please further expand to disclose the Notable equity grants (e.g. warrants and options) outstanding that were excluded from the pro forma EPS presentation so investors have a full picture of their potential dilutive impact.

RESPONSE: VBL acknowledges the Staff’s comment and has revised the disclosure on pages 257 and 258 of Amendment No. 2 to reflect the Staff’s comment.

Exhibits

16.	Please file the exclusive term sheet for the asset sale of the VB-601 Asset.

RESPONSE: VBL acknowledges the Staff’s comment and has updated the Exhibit Index on page 285 of Amendment No. 2 to reflect the filing of the exclusive term sheet as Exhibit 10.21 in response to the Staff’s comment, which is attached as Annex D to the proxy statement/prospectus/information statement included in Amendment No. 2.

***

U.S. Securities and Exchange Commission

July 26, 2023

If you should have any questions or comments with respect to the foregoing, please contact me at (415) 733-6134 or via e-mail at msarrazin@goodwinlaw.com.

Very truly yours,

/s/ Marianne Sarrazin
Marianne Sarrazin

Cc:	Sam Backenroth, Vascular Biogenics Ltd.
Thomas Bock, Notable Labs, Inc.
Mitchell S. Bloom, Goodwin Procter LLP
Andrew H. Goodman, Goodwin Procter LLP
Tevia K. Pollard, Goodwin Procter LLP
Evan Kipperman, Wiggin and Dana LLP
Michael Grundei, Wiggin and Dana LLP
Elishama Rudolph, Wiggin and Dana LLP
Yuval Horn, Horn & Co. – Law Offices
Shimrit Roznek, Horn & Co. – Law Offices